Exhibit 12.1

Aspen Insurance Holdings Limited

Computation of Ratio of Earnings to Fixed Charges
and Preference Share Dividends

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003	2002 (2)
	($ in millions, except ratios)
Net income before tax	$416.2	$470.4	$(160.4)	$263.2	$206.6	$35.1
Add back
Interest expense	12.8	16.9	16.2	6.9	0.4	0.0
Pre-tax income before interest expenses	429.0	487.3	(144.2)	270.1	207.0	35.1

Fixed charges	36.7	35.6	16.2	6.9	0.4	0.0

Ratio of earnings to fixed charges and preference share dividends (1)	11.68x	13.68x	(8.90)x (4)	39.14x	517.5x	— (3)

(1)	For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense, and dividends on our perpetual PIERS and our perpetual non-cumulative preference shares grossed up at the effective rate of tax.

(2)	We were incorporated on May 23, 2002.

(3)	Not meaningful because Aspen Holdings had no debt financings outstanding as of such date.

(4)	The amount of the deficiency in pre-tax income before interest expenses is $160.4 million for the twelve months ended December 31, 2005.